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                                                                      EXHIBIT 99

NEWS RELEASE

FOR IMMEDIATE RELEASE
APRIL 27, 1995

CONTACT:
Lori Weiman
(612) 939-4666

MGI PHARMA, INC. Grants an Option for Japanese Rights to Cancer Compounds and Sells Common Stock to Dainippon Pharmaceutical Co., Ltd.

MINNEAPOLIS, MN APRIL 27, 1995---- MGI PHARMA, INC. (NASDAQ:MOGN), a pharmaceutical company, announced today that it has granted Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company, an exclusive six-month option to acquire a license for the right to develop and market acylfulvenes in Japan. Acylfulvenes are a family of compounds that have the potential to become effective cancer therapies. In animal studies, these compounds have shown particular efficacy against cancers of the lung, breast, colon and epidermis. MGI expects to complete sufficient preclinical testing by late summer to begin human testing before the end of the year. The option agreement allows for a six-month period during which the two companies will evaluate the data produced by MGI's preclinical studies and finalize the licensing arrangements.

     To secure this option agreement, Dainippon paid MGI PHARMA $250,000 and purchased 750,000 unregistered shares of MGI common stock, approximately 6% of the total outstanding, for $3.875 per share. The $3.1 million in proceeds will be used to support MGI's ongoing development efforts. As of March 31, 1995, MGI had approximately $14.6 million in cash and short-term investments.

     Dr. Kenneth F. Tempero, MGI's chairman and chief executive officer, stated:
"We are very pleased to announce this strategic partnership with Dainippon Pharmaceutical, a highly respected and well established Japanese company. This arrangement is another example of MGI's long-term strategy of working with leading pharmaceutical companies around the globe to expand the usefulness of our product pipeline. Based on Dainippon's own testing, they now share our excitement for the outstanding anti-tumor potential exhibited by the acylfulvenes. We look forward to working with Dainippon over the next several months to finalize the licensing agreement and continuing to make progress with the development of this exciting new family of anti-cancer agents."

     Dainippon Pharmaceuticals was established in 1897. Today, about 80% of its business is in pharmaceuticals, while it also has interests in animal health, medical diagnostics, food additives, and other chemical and laboratory products. For the year ending March 31, 1995, Dainippon had over $1.5 billion (U.S.) in net sales from all activities. It employs
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approximately 2,700 employees worldwide, including personnel at its USA subsidiary, Dainippon Pharmaceutical USA Co., in Fort Lee, NJ.

     MGI PHARMA is a pharmaceutical company, headquartered in Minneapolis, Minnesota, that acquires, develops and markets specialty pharmaceuticals. MGI's goal is to develop innovative products that significantly improve the treatment of a variety of serious medical conditions. The company currently markets Salagen(R) Tablets and Didronel(R) I.V. Infusion in the United States.

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